SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date November 14, 2005	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

For Immediate Release
Oncolytics Biotech Inc. to Webcast
Clinical Trial Update for REOLYSIN®
CALGARY, Alberta, -— November 14, 2005 — Dr. Brad Thompson, President and CEO of Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY), will host a webcast at 8:30 a.m. EST on Thursday, November 17, 2005 to provide a clinical trial update for REOLYSIN®, with a particular focus on the information being presented this week at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics being held in Philadelphia, Pennsylvania.
Two poster presentations by Oncolytic’s collaborators will be delivered at the AACR-NCI-EORTC conference. A poster entitled “Reovirus enhances radiation cytotoxicity in vitro and in vivo” will be presented Tuesday, November 15, 2005 by Dr. Kevin J. Harrington of the Targeted Therapy Laboratory, The Institute of Cancer Research, Cancer Research UK Centre for Cell and Molecular Biology, UK. A second poster entitled “A Phase I study of a wild-type reovirus (Reolysin) given intravenously to patients with advanced malignancies” will be presented on Thursday, November 17, 2005 by Dr. Johann S. de Bono of The Royal Marsden Hospital and The Institute of Cancer Research, UK. Abstracts of these presentations will be available on the AACR website on Monday, November 14, 2005. The posters will be available on the Company’s homepage at www.oncolyticsbiotech.com on November 15 and 17, 2005 respectively.
The live audio webcast will be available at:
http://w.on24.com/r.htm?e=17899&s=1&k=A0A05B5477B6AD312BCAEBE40FBB6D79
or through www.oncolyticsbiotech.com. Please connect to the link at least 15 minutes prior to the webcast to ensure adequate time for any software download that may be needed. A replay of the webcast will be available at www.oncolyticsbiotech.com until December 1, 2005, and will also be available by telephone through November 24, 2005. To access the telephone replay, dial 1-416-640-1917 or 1-877-289-8525 and enter reservation number 21163310.
About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of REOLYSIN®, its proprietary formulation of the human reovirus, as a potential cancer therapeutic. Oncolytics’ researchers have demonstrated that the reovirus is able to selectively kill cancer cells and, in vitro, kill human cancer cells that are derived from many types of cancer including breast, prostate, pancreatic, bladder and brain tumours, and have also demonstrated successful cancer treatment results in a number of animal models. Phase I clinical trial results have indicated that REOLYSIN® was well tolerated and that the reovirus demonstrated activity in tumours injected with REOLYSIN®.

The webcast time is subject to change. This release and the presentation related thereto contain forward-looking statements which involve known and unknown risks, delays, uncertainties and other factors not under the Company’s control and which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements. Such risks and uncertainties include, among others, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward looking statements. The Company does not undertake to update these forward looking statements
FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc.	The Equicom Group
Cathy Ward	Joanna Longo
210, 1167 Kensington Cr NW	20 Toronto Street
Calgary, Alberta T2N 1X7	Toronto, Ontario M5C 2B8
Tel: 403.670.7377	Tel: 416.815.0700 ext.233
Fax: 403.283.0858	Fax: 416.815.0080
www.oncolyticsbiotech.com	jlongo@equicomgroup.com

The Investor Relations Group	RenMark Financial Communications
John Nesbett or Damian McIntosh	John Boidman
11 Stone St, 3rd Floor	2080 Rene Levesque Blvd. W.
New York, NY 10004	Montreal, PQ H3H 1R6
Tel: 212.825.3210	Tel: 514.939.3989
Fax: 212.825.3229	Fax: 514.939.3717
dmcintosh@investorrelationsgroup.com	jboidman@renmarkfinancial.com